SEALSQ Appoints COO to Spearhead Its North American Operations and Accelerate Growth in Semiconductor and Quantum-Resistant Security Technologies

Geneva, Switzerland, April 8, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, announced today the appointment of Loïc Hamon as its Chief Operating Officer (COO), as part of the Company’s strategic expansion in the North American market, effective immediately. This appointment underscores SEALSQ’s commitment to strengthening its leadership in cybersecurity, post-quantum cryptography, and secure semiconductor technologies.

As COO of SEALSQ, Mr. Hamon will use his extensive experience in technology leadership and operational excellence to spearhead the Company’s business operations in North America. Mr. Hamon will focus on scaling operations, forging strategic partnerships, and driving adoption of SEALSQ’s security technologies among government agencies and businesses that demand next-generation security solutions to prepare for a post-quantum future.

Before joining SEALSQ, Mr. Hamon was the Global Head of Silicon Engineering at Capgemini, where he led the development of a differentiated Silicon Engineering offering and drove business growth from specification to silicon and volume production, by leveraging strategic partnerships within the broader semiconductor and vertical industry ecosystem.

Mr. Hamon began his career at Texas Instruments, where he held various positions. Later, he served as the Executive Vice President of Corporate Development & Communications of Inside Secure, where he also led the NFC business unit. More recently, he was the Vice President of Corporate Development and Strategic Marketing at Kalray.

Mr. Hamon also acted as an independent member of the Board of Directors at Secure Silex Insight, supplier of Embedded Secure IP Solutions. He holds a Master’s Degree in Marketing Intelligence from HEC Paris, a Master’s Degree in Electrical Engineering from ESIGELEC in Rouen, and a Postgraduate Degree in Microelectronics from Paris XI University.

Carlos Moreira, CEO of SEALSQ, commented: “I would like to welcome Loïc to our SEALSQ team. His proven executive-level operations expertise in driving business growth for multinational organizations is a perfect fit for SEALSQ’s rapidly growing organization. The North American market is critical for SEALSQ’s growth, particularly as public and private entities accelerate their transition to post-quantum security solutions. Loïc brings a wealth of experience and leadership to help us capitalize on this momentum, expand our footprint, and continue delivering cutting-edge cybersecurity technologies.”

Mr. Hamon said, “I am excited to embark on this new chapter as COO of SEALSQ North America-based operations. SEALSQ is at the forefront of technological innovation and is driving advancements in semiconductor and quantum-resistant security solutions. The growing global demand for secure, next-generation solutions across all sectors and industries presents incredible opportunities, which SEALSQ is well positioned to capture. I look forward to collaborating with the teams as we continue to push boundaries and help shape the future of digital security.”

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com